Exhibit 99.10

INDEPENDENT ENGINEER’S CONSENT

Re:	EnCana Corporation Annual Report on Form 40-F

We hereby consent to the use and reference to our name and our report evaluating EnCana Corporation’s petroleum and natural gas reserves as at December 31, 2003, and the information derived from our report, as described or incorporated by reference in EnCana Corporation’s (i) Annual Report on Form 40-F for the year ended December 31, 2003; (ii) registration statement on Form F-9 (File No. 333-98087); and (iii) registration statements on Form S-8 (File Nos. 333-13956 and 333-85598), filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.

Yours truly,

GILBERT LAUSTSEN JUNG ASSOCIATES LTD.

ORIGINALLY SIGNED BY

Harry Jung, P. Eng. Executive Vice-President

HJ/jem

February 25, 2004
Calgary, Alberta